Allianz Life Insurance Company of New York

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355

stewart.gregg@allianzlife.com
www.allianzlife.com

CORRESPONDENCE FILING

VIA EDGAR

February 25, 2014

Re: Allianz Life of NY Variable Account C and Allianz Life Insurance Company of New York
Initial Registration Statements on Forms N-4 and S-1
Registration Statement Nos. 333-192949 and 333-192948

We received written comments from you on February 14, 2014 with respect to Registrant’s above-referenced Initial Registration Statements on Form N-4 and S-1. This letter responds to those comments.

Attached to this letter are pages from the prospectus redlined against the prospectus we sent you on December 19, 2013, that have been revised to respond to your comments. The responses to comments apply to both filings as applicable.

For the convenience of the staff in reviewing this response to comments, we are sending via email to the Insured Investment Office, a copy of this letter and a redline copy of the changed pages for the Index Advantage New York prospectus.

All page numbers in this letter refer to the courtesy copy of the prospectus sent to you on December 19th.

1.	Cover (page 1)

Comments:

a)	In the third paragraph, please add that Performance Credits are subject to the claims paying ability of Allianz Life.

b)	Please provide the page number where the “Risk Factor” section can be found in the prospectus, as required by Item 501(a)(5) of S-K.

c)
The last sentence of the fifth paragraph is confusing. Please clarify what is meant by the statement that amounts allocated to an Index Option may fluctuate in value between dates when a Performance Credit is applied.

d)	In the penultimate sentence of the sixth paragraph, please add disclosure that loss of principal is possible due to the application of the Daily Adjustment.

Responses:

a)      Revised as requested.

b)      Revised as requested.

c)      Additional disclosure has been added to the prospectus.

d)      Revised as requested.

2.	Summary (page 10)

Comment:

In the last paragraph of the “What are the Contract’s Benefits” section, please clarify whether amounts in the Index Performance Strategy that are withdrawn (on a day other than on the Index Anniversary) are subject to the Daily Adjustment, even if the amount withdrawn is within the free withdrawal privilege amount for the year. Please also make this clear in the “Reduction or Elimination of the Withdrawal Charges” section on page 39.

Response:

Additional disclosure has been added to the prospectus.

3.	Fee Tables (page 14)

Comment:

In footnote (4), please specify that 3.5% is the maximum charge you would impose, rather than maximum charge imposed by other states.

Response:

Revised as requested.

4.	Missing Information

Comment:

Much of the information required by forms S-1 and N-4 is missing or to be provided by amendment. Please make sure all required information, including exhibits and financial statements, required by forms N-4 and S-1 (including regulation S-K) are provided in a pre-effective amendment. We will review the information after the pre-effective amendment is filed on Edgar and may have additional comments at that time. Please note this may affect the timing of our review of the pre-effective amendment and any request for acceleration.

Response:

All information required by Form S-1,  N-4, and Regulation S-K, including exhibits and financial statements, will be filed by pre-effective amendment.

5.	Tandy Comment

Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in the response to staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

•	the registrant may not assert this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Response:

Acknowledged.

The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that it does not foreclose the Commission from taking any action with respect to the filings.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of New York

By:       /s/ Stewart Gregg
                  ____________________
            Stewart D. Gregg